Lauren Lovejoy

Education

Virginia Commonwealth University, Richmond, VA

Bachelor of Science in Business Administration Entrepreneurship Track: Graduate 2011

Masters of Science in Decision Analytics: Graduate Spring 2014

Experience

Regenerative Farmers of America, Virtual — Feb 2021 – Present

Owner

- Created an educational platform for the regenerative movement with over 75k followers
- Created mutually beneficial relationships with regenerative brands for promotion
- Implemented educational systems & marketing funnels that operate without frequent input catered to 4 avatars & lifestyles to inspire people to agriculture.
- Wrote & promoted 4 children's books that sold over 3000+ copies inspiring children to agriculture, endorsed by leading farmers in the industry.

Lyme Warrior, Newport, VA — May 2015 – Present

Owner

- Created, organized and ran national fundraisers resulting in the donation of over $81,000 to Lyme research, $60,000 to patient funding, and over 550 boxes of toys sent to children with Lyme Disease.
- Created all nonprofit revenue streams including; subscription services, retail products, donations, fundraising events, sponsorships, etc. Including 3 national fundraisers with some years covering 80 locations of events in a month.
- Managed a virtual team of 6 part time employees and up to 30 volunteers.
- Created and distributed all marketing, mailings, newsletters, and fundraising communications.
- Created funnel marketing systems for website and social media platforms, along with monitoring conversion rates and consistently improving systems.
- Prepared & managed all social media campaigns, graphics, scheduling, and client interactions.
- Created and updated all Lyme education resources such as 101 pages, educational posts, and on-going updates and education on progress in the Lyme community.
- Creation and management of nonprofit CRM.
- Prepared all Quickbook entries, budgeting, and financial sheets for accountant including payroll.
- Handled formation and all legal documents of filing the business license all the way to 501c3 status and ongoing documentation for nonprofit status for 8+ years.

Upwork, Virtual — May 2016 – Dec 2022

Administrative Freelancer

- Consulted and executed marketing plans related to email campaign content, social media content, and organic social media strategy.
- Downloading, cleaning, and utilizing large data sets and CRM system outputs.
- Used a variety of CRM systems to gather pertinent client data and update client's information.
- Executed broad range of administrative tasks for a variety of employers with a focus on CEO support.
- Assistance on filing, gathering, and performing real estate administrative duties.

Filing county, state, and federal documents for a variety of business and real estate needs.

ReidGoodwin, PC, Richmond, VA — November 2012 – September 2014

Legal Assistant

- Met with potential clients to retain them for legal services.
- Contacted potential clients to gain case information.
- Documented and filed with the Virginia Workers' Compensation Commission.
- Tracked potential client progress until retained.
- Opened Workers' Compensation, Personal Injury, Criminal, & Guardian Ad Litem files.
- Drafted legal documentation and medical paperwork for clients.

Rothenberg, Streeter, & Tluchak Attorneys, PLLC, Richmond, VA — June 2010 – June 2012

Receptionist

- Answered multi-line phone.
- Greet clients.
- General office duties.
- Distributed post closing documents & checks.